Exhibit 21

List of Subsidiaries of Most Home Corp. as of July 31, 2007
Name	Where Incorporated
Amrr.com, Inc.	Nevada
Most Home Management Ltd.	British Columbia
Most Home Real Estate Services Inc.	British Columbia